SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Fit Residencial Empreendimentos
Imobiliários Ltda. and Fit Residencial
Empreendimentos Imobiliários Ltda.
and subsidiaries
Interim financial statements related to the
six-month period ending
June 30, 2008,
financial statements related to the year ending
December 31, 2007
and report of independent auditors

PriceWaterhouseCoopers

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Tonina
Caixa Postal 61005
05001-903 São Paulo, SP - Brasil
Phone (55 11) 3674-2000
www.pwc.com/br

Report of independent auditors

To the Management and Quotaholders
Fit Residencial Empreendimentos
Imobiliários Ltda.

1	We have examined the interim balance sheet of Fit Residencial Empreendimentos Imobiliários Ltda. and the interim consolidated balance sheet of Fit Residencial Empreendimentos Imobiliárias Ltda. and subsidiaries ("Fit Residencial or Company") on June 30, 2008 and the corresponding interim statements of income, changes in shareholders’ equity and cash flows of Fit Residencial Empreendimentos Imobiliários Ltda., as well as the corresponding interim consolidated statements of income and cash flows for the six- month period ending June 30, 2008, prepared under the responsibility of its management. Our responsibility is to issue a report about these interim financial statements.

2	Except when mentioned in paragraph 3, our audit was conducted in accordance with the audit rules applicable in Brazil, which require audits to be carried out to prove that the financial statements were properly presented in all their material aspects. Therefore, our audit comprised, among other procedures: (a) project planning, taking into account the relevance of balances, the volume of transactions and the Company’s accounting and internal controls systems; (b)verification, based on tests, of the evidence and records that support the amounts and accounting information disclosed and (c) evaluation of the most significant accounting practices and estimates adopted by the Company’s management, as well as the presentation of the interim financial statements taken as a whole.

3	As disclosed in Note 2(b) to the financial statements, on December 28, 2007 Law no. 11,638 ("Law") was enacted, effective as of January 1, 2008. This Law changed, revoked and introduced new provisions to Law no. 6,404/76 and caused changes in the accounting practices adopted in Brazil, such as the determination that elements integrating the assets and liabilities resulting from long-term operations, or short- term ones when there are material effects, shall be adjusted to present value based on discount rates that reflect the best current market evaluations as to the money value in specific time and risks of assets and liabilities. As mentioned in Note 2(b) to the financial statements, the Company’s management did not conclude until the date of this report its studies about the impacts of the adjustment to present value in its financial statements; consequently, it was not possible to conclude as to the possibl e effect of these adjustments in the interim financial statements on June 30, 2008.

Fit Residencial Empreendimentos
Imobiliários Ltda.

4	We are of the opinion that, except for possible effects of the issue mentioned in paragraph 3, the referred interim financial statements in the first paragraph adequately present, in all material aspects, the equity and financial position of Fit Residencial Empreendimentos Imobiliários Ltda. and of Fit Residencial Empreendimentos Imobiliárias Ltda. and subsidiaries on June 30, 2008 as well as the result of operations, the changes in shareholders’ equity and the cash flows of Fit Residencial Empreendimentos Imobiliários Ltda. related to the six- month period ending June 30, 2008, as well as the consolidated result of operations and the consolidated cash flows of this period, in accordance with the accounting practices adopted in Brazil.

5	As previously described, although the law has already become effective as of January 1, 2008, some changes introduced by it depended on regulation by the regulatory bodies for them to be applied by the companies. As the Company’s management has not concluded studies about the changes introduced by the law, the possible effects which will result on its financial statements are not being disclosed nor registered in the aforementioned interim financial statements.

6	As described in Note 1 to the financial statements, the Company shares with its subsidiaries a common structure of certain corporate costs. Consequently, the results of its operations may be different from those which would be obtained from similar transactions carried out with unrelated parties.

7	We examined the balance sheet of Fit Residencial and the consolidated balance sheet of Fit Residencial and subsidiaries on December 31, 2007, and the corresponding statements of income and of changes in shareholders’ equity of Fit Residencial, as well as the consolidated statement of income for the year ending on that date, presented for comparison purposes, and our report was issued on September 29, 2008, qualified in relation to the same issue mentioned in paragraph 3.

8	The statement of income related to the six-month period ending June 30, 2007, presented for comparison purposes, was not examined by independent auditors. Our report does not include the statement of income of this period.

São Paulo, September 29, 2008

PricewaterhouseCoopers
Auditors Independentes
CRC 2SP00160/O-5

Sérgio Eduardo Zamora
Accountant CRC 1SP168728/O-4

Fit Residencial
Empreendimentos
Imobiliários Ltda. and Fit
Residencial Empreendimentos
Imobiliários Ltda. and
subsidiaries
Balance sheets
In thousands of R$

	Parent company					Parent company
			Consolidated					Consolidated

	June 30,	December	June 30,	December	Liabilities and shareholders’ equity (unsecured	June 30,	December	June 30,	December
Assets	2008	31, 2007	2008	31, 2007	liabilities)	2008	31, 2007	2008	31, 2007

Current assets					Current liabilities
Banks	2,518	611	4,420	2,059	Obligations due to real estate purchase	8,937	4,535	37,625	15,096
Financial investments (Note 4)			2,779	1,284	Suppliers of materials and services	4,806	953	10,616	2,020
Accounts receivable from development (Note 5)	10,349		20,321	158	Taxes and contributions	390	47	1,841	350
Properties for sale (Note 6)	47,556	31,371	131,621	49,260	Salaries, social charges and profit sharing	2,124	2,094	2,124	2,094
Selling expenses to be appropriated	1,100	339	3,663	864	Advances from clients - development (Note 5)	4	414	378	559
Other accounts receivable (Note 7)	505	391	647	537	Other accounts payable (Note 10)	2,364	3,898	1,146	3,619

	62,028	32,712	163,451	54,162		18,625	11,941	53,730	23,738

Non-current assets					Non-current liabilities
Long-term assets					Long-term liabilities
Selling expenses to be appropriated	307	524	1,218	1,329	Obligations for future capital payment			5,071
Accounts receivable from development (Note 5)	6,423		18,058	1,540	Obligations due to real estate purchase	3,099	5,305	14,216	5,305
Other accounts receivable (Note 7)	38,129	17,136	12,739	7,866	Advance for future capital increase (Note 11)	67,711		67,711

Properties for sale (Note 6)			3,234

						70,810	5,305	86,998	5,305

	44,859	17,660	35,249	10,735

					Shareholders’ equity (unsecured liabilities) and advance
Permanent assets					for future capital increase (Note 14)
Investments in subsidiaries (Note 8)	40,574	2,728			Capital stock	76,757	1	76,757	1
Fixed assets (Note 9)	2,933	2,923	2,987	2,923	Accumulated deficit	(14,222)	(10,813)	(14,222)	(10,813)

Intangible assets	1,189	106	1,189	106
Deferred charges	387	111	387	111		62,535	(10,812)	62,535	(10,812)

	45,083	5,868	4,563	3,140	Advance for future capital increase (Note 14)		49,806		49,806

	89,942	23,528	39,812	13,875		62,535	38,994	62,535	38,994

					Total liabilities and shareholders’ equity (unsecured
Total assets	151,970	56,240	203,263	68,037	liabilities)	151,970	56,240	203,263	68,037

The explanatory notes are an integral part of the financial statements.

Fit Residencial Empreendimentos
Imobiliários Ltda. and Fit
Residencial Empreendimentos
Imobiliários Ltda. and subsidiaries
Statements of income
In thousands of R$, except when indicated

	Parent company			Consolidated

			Year			Year
	Six-month period ending		ending	Six-month period ending		ending

	June 30,	June 30,	December	June 30,	June 30,	December
	2007	2007	31, 2007	2008	2007	31, 2007

		(Unaudited)			(Unaudited)

Gross operating revenue

Real estate development and sale	17,950			43,069	733	7,440

Gross income deductions	628)			(2,447)	(26)	(270)

Net operating income	17,322			40,622	707	7,170

Operating costs

Real estate development and sale	10,669)			(27,457)	(488)	(4,877)

Gross profit	6,653			13,165	219	2,293

Operating expenses
Selling expenses	(2,114)		(1,081)	(5,519)	(250)	(2,787)
General and administrative expenses	(10,270)	(2,428)	(8,222)	(10,392)	(2,429)	(8,227)
Employee and management profit sharing (Note 3(e))		(985)	(1,502)		(985)	(1,502)
Depreciation and amortization	(340)		(273)	(343)		(273)
Other operating expenses				(56)

	(12,724)	(3,413)	(11,078)	(16,310)	(3,445)	(10,496)

Shareholding result

Equity in the earnings of subsidiaries and associated
companies	2,669	(33)	425

Financial result

Financial expenses	(22)	(9)	(186)	(73)	(12)	(222)
Financial income	15		30	190	2	73

	(7)	(9)	(156)	117	(10)	(149)

Operating loss	(3,409)	(3,455)	(10,809)	(3,028)	(3,455)	(10,645)

Current expenses with income tax and social contribution -
presumed profit regime				(381)		(164)

Loss for the period/year	(3,409)	(3,455)	(10,809)	(3,409)	(3,455)	(10,809)

Loss by capital stock quota at the end of the
period/year- R$	(0.04)	(3.46)	(10.81)

Fit Residencial Empreendimentos
Imobiliários Ltda.
Statements of changes in shareholders’ equity
(unsecured liabilities) and advance for future
Capital increase
In thousands of R$, except when indicated

			Total
			shareholders’
			equity
	Capital	Accumulated	(unsecured	Advance for future
	stock	deficit	liabilities)	capital increase	Total

On December 31, 2006
(Unaudited)	1	(4)	(3)		(3)

Advance for future capital increase				49,806	49,806
Loss for the year		(10,809)	(10,809)		(10,809)

On December 31, 2007	1	(10,813)	(10,812)	49,806	38,994
Capital increase (Note 14(b))	76,756		76,756	(49,806)	26,950
Loss for the period		(3,409)	(3,409)		(3,409)

On June 30, 2008	76,757	(14,222)	62,535		62,535

The explanatory notes are an integral part of the financial statements.

Fit Residencial Empreendimentos
Imobiliários Ltda. and Fit Residencial
Empreendimentos Imobiliários Ltda.
and subsidiaries
Interim cash flow statements.
Period ended June 30, 2008
In thousands of R$, except when indicated

	Parent company	Consolidated

Loss for the period	(3,409)	(3,409)
Expenses (income) not affecting cash and cash equivalents
Depreciation and amortization	370	373
Interests in subsidiaries	(2,669)
Reduction (increase) in assets accounts
Clients	(16,772)	(36,681)
Properties for sale	(35,684)	(85,595)
Other accounts receivable	(19,977)	(4,983)
Selling expenses to be appropriated	(543)	(2,688)
Increase (reduction) in liabilities accounts
Obligations due to real estate purchase	2,196	31,440
Taxes and contributions	343	1,491
Suppliers	3,853	8,596
Advance from clients	(410)	(181)
Salaries, social charges and profit sharing	30	30
Other accounts payable	(1,534)	(2,473)

Cash utilization in operating activities	(74,206)	(94,080)
Investing activities
Acquisition of permanent assets	(1,739)	(1,796)
Acquisition of investments	(16,809)

Cash utilization in investing activities	(18,548)	(1,796)

Financing activities
Capital increase	26,950	26,950
Advance for future capital increase and payment	67,711	72,782

Cash generation in financing activities	94,661	99,732
Net increase in cash and cash equivalents	1,907	3,856

Cash and cash equivalents
At the beginning of the year	611	3,343
At the end of the period	2,518	7,199

Net increase in cash and cash equivalents	1,907	3,856

The explanatory notes are an integral part of the financial statements.

Fit Residencial Empreendimentos
Imobiliários Ltda. and Fit Residencial
Empreendimentos Imobiliários Ltda.
and subsidiaries
Notes to the interim financial statements related to the six-month period ending June 30, 2008 and to the financial statements
related to the year ending December 31, 2007
In thousands of R$, except when indicated

1 Operations

Fit Residencial Empreendimentos Imobiliários Ltda. ("Fit Residencial" or "Company") is a limited company, a wholly-owned subsidiary of Gafisa S.A. ("Gafisa"), having as its corporate purpose:

(a) promotion and management of real estate projects of any nature, be they the Company’s own or of third parties;

(b) purchase, sale and negotiation with real estate in general, including the concession of financing to its clients;

(c) construction and provision of civil engineering services;

(d) development and implementation of marketing strategies related to the Company’s own and third-party real estate projects; and

(e) interest in other companies in Brazil, with the same corporate purposes as the Company.

The initial capital of Fit Residencial was subscribed and paid up by Gafisa on July 21, 2004. Between July 21, 2004 (initial capital subscription and payment) and March 30, 2007 Fit Residencial remained in a pre-operational phase and started its operational activities on April 1, 2007.

The Company’s projects of real estate development with third parties are structured by means of interest in Special Purpose Entities - SPEs. Jointly with its subsidiaries, Fit Residencial shares corporate, managerial and operational structures and costs; consequently, the Company’s results of operations may be different from those which would be obtained in similar transactions carried out with unrelated parties.

2 Presentation of the financial statements

The present information was approved by the Board of Executive Officers at a meeting held on September 29, 2008.

Fit Residencial Empreendimentos
Imobiliários Ltda. and Fit Residencial
Empreendimentos Imobiliários Ltda.
and subsidiaries
Notes to the interim financial statements related to the six-month period ending June 30, 2008 and to the financial statements
related to the year ending December 31, 2007
In thousands of R$, except when indicated

(a) Presentation basis

The financial statements are being presented in accordance with the accounting practices adopted in Brazil, which consist of accounting guidelines coming from the Brazilian corporate legislation, also considering accounting aspects which are specific for the different market segments, as governed by the proper regulatory bodies.

The statement of cash flow was prepared in accordance with the Accounting Rules and Practices 20 (NPC 20) of IBRACON - Institute of Independent Auditors of Brazil.

The financial statements include estimates used in the determination of items, including, among others, costs budgeted for projects, whose real results may vary from estimates.

(b) Changes in the corporate legislation - Law no. 11,638

On December 28, 2007, Law no. 11,638 ("Law") was enacted, which changes, revokes and introduces new provisions to the Corporation Law, especially in relation to chapter XV about accounting matters, to be applied as from the fiscal year to end on December 31, 2008.

This Law had the primary purpose of updating the Brazilian corporate legislation to enable the convergence process of accounting practices adopted in Brazil with those in the international accounting rules ("IFRS") and allow new accounting rules and procedures to be issued by the Brazilian Securities and Exchange Commission - CVM in accordance with the international accounting rules.

Among the modifications brought by the new law, we point out:

(i) Permanent assets are divided into:

.. investments (including impact of the evaluation of investments in associated companies);
.. fixed assets;
.. intangible assets;
.. deferred assets.

Fit Residencial Empreendimentos
Imobiliários Ltda. and Fit Residencial
Empreendimentos Imobiliários Ltda.
and subsidiaries
Notes to the interim financial statements related to the six-month period ending June 30, 2008 and to the financial statements
related to the year ending December 31, 2007
In thousands of R$, except when indicated

In accordance with the new system of permanent assets, tangible assets should include the rights which have as their purpose corporeal (material) assets destined to the maintenance of the Company’s activities or exercised with this purpose, including those resulting from operations which transfer to the Company the benefits, risks and control of these assets. The rights which have as their purpose incorporeal assets destined to the Company’s maintenance or exercised with this end should be classified in intangible assets, including acquired goodwill.

In deferred assets only the following are registered:

.. pre-operating expenses;

.. restructuring expenses which will effectively contribute to the increase of the result of more than one fiscal year and which are not only a reduction of costs or increase in the operational efficiency.

Periodic review of amounts of fixed assets, intangible assets and deferred assets is necessary.

The Company’s management understands that the abovementioned change is already reflected in the Company’s financial statements, not causing any additional impact on the financial statements referred to herein.

(ii) In article 183 there is a new section VII, showing that the elements of the assets resulting from long-term operations will be adjusted to present value, with the others adjusted when there is a material effect. The Company’s management has not concluded its studies about impacts of the adjustment to present value on assets and liabilities until the present date of this report.

At this moment the Company’s management understands that it is not possible to determine the effects of these changes in the result and in the shareholders’ equity on June 30, 2008 and for the period presented herein, however, at the moment the management understands that the changes above will not cause material effects in the Company’s accounting statements.

Fit Residencial Empreendimentos
Imobiliários Ltda. and Fit Residencial
Empreendimentos Imobiliários Ltda.
and subsidiaries
Notes to the interim financial statements related to the six-month period ending June 30, 2008 and to the financial statements
related to the year ending December 31, 2007
In thousands of R$, except when indicated

(iii) General

Additionally, in relation to the other changes provided for by the Law, and still liable to future regulation by the regulatory bodies, for instance financial leasing, evaluation of investments in financial instruments, including derivatives, operations of incorporation, merger and spin-off and in rights and credit bonds at market value, the management understands, at this moment, that there are not material effects in relation to the financial statements; however, the Company will be evaluating their respective impacts as such regulations are available.

(c) Consolidation principles

The consolidated financial statements encompass all subsidiaries listed in Note 8. For the jointly-owned subsidiaries, upon quotaholders’ agreement, the consolidation incorporates assets, liabilities and result accounts, proportionally to the total interest held in the capital stock of the respective jointly-owned subsidiary.

The intercompany balances and transactions were eliminated in the consolidation, including investments, checking accounts and advances for future capital increase, income and expenses among consolidated companies. Transactions and balances with related parties, quotaholders and investees are described in the respective explanatory notes.

3 Principal accounting practices

The principal accounting practices adopted in the preparation of these financial statements are defined as follows:

(a) Recognition of results

Determination of result from real estate development and sale

In sales in installments of concluded units, the result is appropriated at the moment in which the sale is carried out, regardless of the receipt term of the contractual value, and the following assumptions are met: (a) its value may be estimated, i.e., the receipt of the sale price is known or the value which will not be received may be reasonably estimated and (b) the recognition process of the sales income is substantially concluded, i.e., the Company is not obligated to comply with a significant part of activities that generate future expenses related to the sale of the concluded unit.

Fit Residencial Empreendimentos
Imobiliários Ltda. and Fit Residencial
Empreendimentos Imobiliários Ltda.
and subsidiaries
Notes to the interim financial statements related to the six-month period ending June 30, 2008 and to the financial statements
related to the year ending December 31, 2007
In thousands of R$, except when indicated

In the sales of unconcluded units, the procedures and rules set forth by Resolution 963 of the Federal Accounting Council - CFC were observed, which are:

.. The cost incurred (including the land cost) corresponding to the units sold is fully appropriated to the result.

.. The percentage of the cost incurred of the sold units (including the land) is estimated, in relation to its total budgeted cost, and this percentage is applied on the income from sold units, adjusted according to conditions of sales agreements, determining the amount of income to be recognized.

.. The amounts of income from estimated sales, including monetary restatement, and net of installments already received, are accounted for as accounts receivable, or as advances from clients, when applicable.

Taxes levied on the difference between the real estate development income and the accumulated income submitted to taxation are calculated and reflected on an accounting basis on the occasion of the recognition of this income difference.

The other revenues are appropriated to the result when incurred, according to the accrual basis of accounting.

(b) Financial investments

Financial investments are represented by bank deposit certificates with high market liquidity index and maturities not longer than 90 days, or for which there are not fines or any other restrictions for their immediate redemption, demonstrated at cost, plus proceeds accrued until the balance sheet dates; with provision for constituted losses, when applicable, to reflect their market value.

(c) Accounts receivable from development

Accounts receivable from development will be stated at cost, plus restatement, when agreed by means of contract. The allowance for doubtful accounts, when necessary, will be constituted in an amount considered sufficient by the management to cover probable losses in the realization of credits.

(d) Properties for sale

Properties for sale are stated at construction cost, which does not exceed its realizable net value. In the case of properties under construction, the portion in inventory corresponds to the cost incurred of units not yet sold.

Fit Residencial
Empreendimentos
Imobiliários Ltda. and Fit
Residencial
Empreendimentos
Imobiliários Ltda. and
subsidiaries
Statements of income
In thousands of reais, except when indicated

The cost is comprised of construction (materials, labor or contracted by the Company or from third parties and other related costs) and land. Land is stated at its acquisition cost. The Company acquires part of the land by means of swap operations, in which, in exchange for acquired land, it undertakes to (a) deliver the real estate unit of projects under construction or (b) portion of the income coming from real estate units of projects. The effective construction cost of swap units is diluted in the other units not sold.

(e) Selling expenses to be appropriated

These expenses include expenses related to the construction and maintenance of sales stands (“Stand”), model apartments and respective furniture, as well as correlated brokerage expenses incurred by the Company (in the case of charges related to sales commissions belonging to the real estate acquirer, it does not constitute income or expense of the Company).

The balance is amortized as selling expenses ("Stand", model apartments and respective furniture and brokerage), observing the same criterion adopted for the recognition of income and costs of sold units (Note 3(a)).

(f) Expenses with guarantees

The Company provides limited guarantees for the period of five years, covering structural defects on sold projects. As the guarantees for the execution of services (responsibilities and costs) are usually assumed by the subcontracted companies, the potential amounts to be paid by the Company shall not be significant.

(g) Fixed assets

Fixed assets are evaluated at acquisition cost. The depreciation is calculated based on the straight-line method, taking as its basis the estimated useful life of the assets, as described in Note 9.

(h) Intangible assets

Intangible assets are evaluated at acquisition cost. They are related basically to software (application systems), amortized in up to five (5) years as of the beginning of their utilization. Expenses related to acquisition and development of information systems are capitalized.

Fit Residencial Empreendimentos
Imobiliários Ltda. and Fit Residencial
Empreendimentos Imobiliários Ltda.
and subsidiaries
Notes to the interim financial statements related to the six-month period ending June 30, 2008 and to the financial statements
related to the year ending December 31, 2007
In thousands of R$, except when indicated

(i) Deferred assets

They are substantially represented by pre-operational expenses, amortized in up to five (5) years as of the beginning of operations.

(j) Investments in subsidiaries

(i) Book value

Investments in subsidiaries are recorded by the equity method of accounting. According to this method, the Company’s interest in the increase or decrease of shareholders’ equity of subsidiaries, after the acquisition, due to the determination of the net income or loss in the period or due to gains or losses in capital reserves or adjustments of previous years is recognized as operating income (or expense).

The interest percentage variation in the capital stock of the subsidiaries is recognized as non-operating income (or expense).

When the Company’s interest in losses of subsidiaries equals or exceeds the investment value, the Company recognizes the residual portion of unsecured liabilities, since it assumes obligations, makes payments on behalf of these companies or makes advances for future capital increase.

(ii) Goodwill in the acquisition of investments

The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the book value of net assets of the acquired subsidiary.

The accounting practices of acquired subsidiaries are changed, if applicable, before the accounting of any equity in the earnings of subsidiaries and associated companies by the parent company, to ensure consistency with the practices adopted by the Company.

The goodwill is amortized according to the fundamental which determined it during the estimated useful life, exponentially and progressively (limited until the total period of ten years), based on the evaluation of the respective acquired companies at the moment of the acquisition, considering factors such as land inventories, the generative capacity of results in projects launched or to be launched in the future and other inherent factors. The goodwill not justified by economic fundamentals is immediately recognized as loss, in the result for the year. The Company annually evaluates potential impairment adjustments on the residual portion not amortized of the goodwill accounted for. If the book value exceeds the recoverable value, the amount is reduced.

Fit Residencial
Empreendimentos
Imobiliários Ltda. and Fit
Residencial
Empreendimentos
Imobiliários Ltda. and
subsidiaries
Statements of income
In thousands of reais, except when indicated

In March 2008, the Special Purpose Entity Fit 13 Empreendimentos Imobiliários Ltda. ("Fit 13"), a subsidiary of Fit Residencial, subscribed 50% of the capital of the Special Purpose Entity Jardim da Barra ("Jardim da Barra"). As a result of this transaction, goodwill in the amount of R$19,499 was recorded, recognized in the item "Properties for sale", in which Fit 13 holds a 50% interest (Note 6), based on the expectation of future profitability, to be amortized exponentially and progressively, based on the estimate of projected profit before income tax and social contribution on net income ("EBIT") of Fit 13, within no later than ten years. During the six-month period ending June 30, 2008, there was no amortization of the referred goodwill because the project has not been launched yet.

(k) Obligations due to real estate purchase

Obligations in the real estate acquisition are recognized by the values corresponding to the contractual obligations assumed. Subsequently, they are presented by the amortized cost, i.e., plus, when applicable, charges and interest proportional to the period incurred ("pro rata temporis"). Obligations related to physical swaps of land for units to be built are not recognized in the financial statements.

Obligations related to physical swaps of land for units to be built are not recognized in the financial statements.

The Company has certain purchase and sale commitments of real estate for development in its "land bank" (land inventory for future projects), which may be cancelled (negotiation annulment), in case the seller does not present all documents necessary for the negotiation. Thus, the Company only recognizes the assets in counterparty to the liabilities upon the presentation by the seller of all documentation required in the referred private instrument.

On June 30, 2008, the Company had approximately R$12,000 in purchase and sale commitments of real estate under negotiation.

(l) Selling expenses

Selling expenses, including advertising, are appropriated to the result when incurred, according to the accrual basis of accounting.

(m) Income tax and social contribution on net income

Income tax (25%) and social contribution on net income (9%) are calculated observing their nominal rates, which jointly, total 34%.

As allowed by the tax legislation, certain subsidiaries chose the presumed profit regime. For these companies, the calculation basis of the income tax is calculated at the ratio of 8% (social contribution on net income at the ratio of 12%) on gross income, on which the regular rates of the respective tax and contribution are applied.

Fit Residencial Empreendimentos
Imobiliários Ltda. and Fit Residencial
Empreendimentos Imobiliários Ltda.
and subsidiaries
Notes to the interim financial statements related to the six-month period ending June 30, 2008 and to the financial statements
related to the year ending December 31, 2007
In thousands of R$, except when indicated

The deferred income tax on tax losses and negative calculation bases of social contribution have not been accounted for, due to the absence of histories of taxable profits. These negative results do not have a prescription term, however their compensation is limited in future years in up to 30% of the amount of the taxable profit of each year. Companies that chose the presumed profit regime may not offset tax losses and negative calculation bases of social contribution of a period in subsequent years.

(n) Other current and long-term liabilities

They are stated by their known or required value and recorded according to the accrual basis of accounting, plus, when applicable, the respective charges and monetary variations.

The liabilities for compensation of employees, mainly related to holiday pay charges and payroll, are provisioned as purchasing periods expire.

The Company and its subsidiaries do not maintain private pension plans or any retirement plan or benefits after their exit from the Company.

(o) Employee and management profit sharing program

The Company has an employee benefit plan in the form of profit sharing and bonus plans, which is recognized in “Employee and management profit sharing,” in the consolidated amount of R$1,502 on December 31, 2007, fully paid up to April 30, 2008.

The bonus system operates with three performance triggers, structured in the efficiency of corporate goals, followed by business goals and finally by individual goals.

On June 30, 2008, the Company did not recognize a provision for employee and management profit sharing because the performance triggers previously mentioned were not achieved.

(p) Loss by quota

Calculated considering the number of quotas existing on the balance sheet date.

Fit Residencial
Empreendimentos
Imobiliários Ltda. and Fit
Residencial
Empreendimentos
Imobiliários Ltda. and
subsidiaries
Statements of income
In thousands of reais, except when indicated

4 Financial investments

		Consolidated

	June 30,	December
Type of operation	2008	31, 2007

Bank Deposit Certificates – CDBs	2,779	1,284

On June 30, 2008 and December 31, 2007, Bank Deposit Certificates - CDBs include interest accrued from 97.7% up to 100% of the Interbank Deposit Certificate - CDI.

5 Accounts receivable from development clients

	Parent company		Consolidated

	June 30, 2008	December	June 30,	December
		31, 2007	2008	31, 2007

Current	10,349		20,321	158
Non-current	6,423		18,058	1,540

	16,772		38,379	1,698

On June 30, 2008 and December 31, 2007, the non-current portion of accounts receivable from development clients present maturity terms not longer than 24 months.

The balance of accounts receivable from sold and yet unfinished units is not fully reflected in the financial statements, since its registration is limited to the portion of the income, recognized on an accounting bases (according to criteria described in Note 3(a)), net of installments already received.

The balances from advances from clients, higher than the amount of the income recognized in the period, amount in the consolidated report to R$378 (parent company - R$ 4) on June 30, 2008, and are classified in “Advances from clients – development.”

The constitution of the allowance for doubtful accounts is not necessary, in view of the inexistence of a history of effective losses on these credits.

Fit Residencial Empreendimentos
Imobiliários Ltda. and Fit Residencial
Empreendimentos Imobiliários Ltda.
and subsidiaries
Notes to the interim financial statements related to the six-month period ending June 30, 2008 and to the financial statements
related to the year ending December 31, 2007
In thousands of R$, except when indicated

6 Properties for sale

	Parent company			Consolidated

		December 31,		December 31,
	June 30, 2008	2007	June 30, 2008	2007

Land	39,353	21,306	103,036	36,782
Goodwill (*)			9,750
Real estate under
construction	8,203	10,065	22,069	12,478

	47,556	31,371	134,855	49,260
Non-current (land)			3,234

Current	47,556	31,371	131,621	49,260

(*) As mentioned in Note 3(j)(ii), the Company subscribed, indirectly, 50% of the capital of Jardim da Barra, by means of its subsidiary Fit 13. As a result of this transaction, goodwill in the amount of R$19,499 was recorded, backed in the land maintained by Jardim da Barra, of which Fit 13 came to hold 50%, for future real estate launch. The referred goodwill is based on the expectation of future profitability, to be amortized exponentially and progressively after the project launch, based on the estimate of projected profit before income tax and social contribution on net income ("EBIT") of Fit 13.

Fit Residencial
Empreendimentos Imobiliários
Ltda. and Fit Residencial
Empreendimentos Imobiliários
Ltda. and subsidiaries
Statements of income
In thousands of reais, except when indicated

7 Other accounts receivable

	Parent company			Consolidated

	June 30,	December	June 30,	December
	2008	31, 2007	2008	31, 2007

Checking accounts
Subsidiaries	31,566	9,270
Loan with related parties			5,891
Related to real estate projects (*)	6,563	7,866	6,848	7,866
Advance to suppliers	505	391	647	537

	38,634	17,527	13,386	8,403
Non-current	(38,129)	(17,136)	(12,739)	(7,866)

Current	505	391	647	537

(*) The Company participates in the development of real estate projects with other partners directly or by means of related parties, based on the formation of SPEs. The management structure of these projects and the cash management are centralized in the management company, which manages the project development. Thus, the manager ensures that the application of necessary resources is carried out and allocated according to what was planned. The sources and applications of funds of the project are reflected in these balances, with observation of the respective interest percentage, which are not subject to restatement or financial charges and do not have a pre-determined maturity.

8 Investments in subsidiaries

The main information of equity interests maintained are summarized below:

		Information of subsidiaries on		Parent company on June 30,
			June 30, 2008		2008

					Equity in the
					earnings of
					subsidiaries
			Net		and
		Shareholders’	income/(loss)	Investments in	associated
Investees	Interest -%	equity	in the period	subsidiaries	companies

FIT Roland Garros Ltda. (i)	100	4,197	1,774	4,197	1,774
FIT Citta Imbui (ii)	50	3,624	768	1,812	384
FIT Coqueiro I (ii)	60	3,981	793	2,389	475
FIT Guarapiranga (i)	100	2,106		2,106

Fit Residencial
Empreendimentos Imobiliários
Ltda. and Fit Residencial
Empreendimentos Imobiliários
Ltda. and subsidiaries
Notes to the interim financial statements related to the six-
month period ending June 30, 2008 and to the financial
statements related to the year ending December 31, 2007
In thousands of R$, except when indicated

		Information of subsidiaries		Parent company on June 30,
		on June 30, 2008			2008

					Equity in the
					earnings of
			Net		subsidiaries
			income/(loss)		and
		Shareholders’	in the	Investments in	associated
Investees	Interest -%	equity	period	subsidiaries	companies

FIT Maria Inês (ii)	60	2,796	292	1,678	175
FIT Jd. Botãnico (ii)	55	6,352	947	3,494	520
Klabin Segall Fit 1 SPE Ltda. (ii)	50	5,551	(5)	2,776	(3)
Fit Villa Alegro (ii)	50	1,120	1,130	560	565
FIT Lauro de Freias (ii)	50	1,736	170	868	85
Parque dos Pássaros (ii)	50	(1,102)	(1,072)	(551)	(536)
FIT Campos Velho (i)	100	802	(1)	802	(1)
FIT Cisne (i)	100	870		870
FIT Mirante do Sol (i)	100	(339)	(283)	(339)	(283)
FIT Barcelona (i)	100	1,580	(48)	1,580	(48)
FIT Campos dos Goytacases (i)	100	1,576	(7)	1,576	(7)
FIT 08 SPE - Funcionários (i)	100	328	(4)	328	(4)
FIT 09 SPE - Fit Parque dos Lagos (i)	100	(28)	(33)	(28)	(33)
FIT 10 SPE - Mirante do Parque (i)	100	(54)	(59)	(54)	(59)
FIT 11 SPE - Assis Brasil (i)	100	908	(2)	908	(2)
FIT 12 SPE - Wenceslau Braz II (i)	100		(3)		(3)
FIT 13 SPE (i)	100	13,892	(11)	13,892	(11)
FIT 14 SPE - Colossinho II (i)	100	(9)	(12)	(9)	(12)
FIT 15 SPE - Wenceslau Braz I (ii)	70	(137)	(146)	(96)	(102)
FIT 06 SPE (i)	100	1	(4)	1	(4)
FIT 07 SPE - Jd Botanico (i)	100	(4)	(9)	(4)	(9)
FIT 18 SPE (i)	100	(2)	(3)	(2)	(3)
FIT 19 SPE (i)	100	(2)	(3)	(2)	(3)
FIT 21 SPE - Estrada do Columbandê	100	(21)	(22)	(21)	(22)
FIT 22 SPE (i)	100		(1)		(1)
FIT 23 SPE (i)	100		(1)		(1)
FIT 24 SPE - Candeias (i)	100		(1)		(1)
FIT 25 SPE (i)	100	(1)	(1)	(1)	(1)
FIT 16 SPE (i)	100	(2)	(3)	(2)	(3)
FIT 17 SPE (i)	100	(2)	(3)	(2)	(3)
FIT 28 SPE (i)	100	(1)	(2)	(1)	(2)
FIT 29 SPE (i)	100	(1)	(2)	(1)	(2)
FIT 30 SPE (i)	100	(1)	(2)	(1)	(2)
FIT 31 SPE (i)	100	(1)	(2)	(1)	(2)
FIT 32 SPE (i)	100	(1)	(2)	(1)	(2)
FIT 33 SPE (i)	100	(1)	(2)	(1)	(2)
FIT 34 SPE (i)	100	(1)	(2)	(1)	(2)
FIT 35 SPE (i)	100	(1)	(2)	(1)	(2)
FIT 36 SPE (i)	100	(1)	(2)	(1)	(2)
FIT 37 SPE (i)	100	(1)	(2)	(1)	(2)
FIT 38 SPE (i)	100	(1)	(2)	(1)	(2)
FIT 39 SPE (i)	100	(1)	(2)	(1)	(2)
FIT 40 SPE (i)	100	(1)	(2)	(1)	(2)
FIT 41 SPE (i)	100	(1)	(2)	(1)	(2)
FIT 42 SPE (i)	100	(1)	(2)	(1)	(2)
FGM Incorporações S.A. (ii)	51	1,446	(211)	737	(108)
Cipesa Projeto 02 (i)	100	(11)	(11)	(11)	(11)
FIT 43 SPE (i)	100	(1)	(2)	(1)	(2)
FIT 26 SPE (i)	100	(1)	(2)	(1)	(2)
FIT 26 SPE (i)	100	(1)	(2)	(1)	(2)
FIT 27 SPE (i)	100	(1)	(2)	(1)	(2)
FIT 20 SPE (i)	100	1	-	1

				39,434	2,669

Fit Residencial
Empreendimentos
Imobiliários Ltda. and Fit
Residencial
Empreendimentos
Imobiliários Ltda. and
subsidiaries
Statements of income
In thousands of reais, except when indicated

Provision for unsecured liabilities of subsidiaries (iii)
1,140

Total in investment	40,574

(i) Full consolidation.
(ii) Proportional consolidation (without minority shareholders’ highlight).
(iii) Reclassification to other accounts payable (Nota10).

		Information of subsidiaries on		Parent company on June 30,
		June 30, 2008		2008

		Shareholders’	Net income/(loss)
Investees	Interest -%	equity	in the period	Investees	Interest -%

FIT Roland Garros Ltda. (i)	100	1,133	1,132	1,133	1,131
FIT Citta Imbui (ii)	50	(14)	(16)	(7)	(8)
FIT Coqueiro I (ii)	60	(382)	(383)	(230)	(230)
FIT Guarapiranga (ii)	50	(2)	(2)	(1)	(1)
FIT Maria Inês (ii)	50	(192)	(192)	(96)	(96)
FIT Jd. Botãnico (ii)	50	(32)	(32)	(16)	(16)
Klabin Segall Fit 1 SPE Ltda. (ii)	50	3,182	(2)	1,591	(1)
Parque dos Pássaros (ii)	50	(596)	(594)	(298)	(298)
FIT Campos Velho (ii)	80	1	1	1
FIT Mirante do Sol (i)	100	(57)	(57)	(57)	(57)
FIT Barcelona (ii)	60	2	2	1

				2,022	425

Provision for unsecured liabilities of subsidiaries(iii)	706

Total in investments	2,728

(i) Full consolidation.
(ii) Proportional consolidation (without minority shareholders’ highlight).
(iii) Reclassification to other accounts payable (Note 10).

Fit Residencial Empreendimentos
Imobiliários Ltda. and Fit Residencial
Empreendimentos Imobiliários Ltda. and
subsidiaries
Notes to the interim financial statements related to the six-month period ending June 30, 2008 and to the financial statements related to the year ending December 31, 2007
In thousands of R$, except when indicated

9 Fixed assets - parent company

		Furniture		Real estate	Total fixed
	IT equipment	and fixtures	Vehicles	improvements	assets

Balances on December 31, 2007	712	763	456	992	2,923
Acquisition	347	(9)		12	350
Depreciation	(91)	(84)	(48)	(117)	(340)

Balances on June 30, 2008	968	670	408	887	2,933

Total cost	1,117	780	483	1,140	3,520
Accumulated depreciation	(149)	(110)	(75)	(253)	(587)

Residual value	968	670	408	887	2,933

Annual depreciation rates -	20	10	20	10

10 Other accounts payable

	Parent Company			Consolidated

	June 30,	December	June 30,	December
	2008	31, 2007	2008	31, 2007

Checking accounts		2,582		2,949
Provision for unsecured liabilities (Note 8)	1,140	706
Other accounts payable	1,224	610	1,146	670

	2,364	3,898	1,146	3,619

11 Advance for future capital increase

On June 30, 2008, the Company maintains recorded in the parent company and in the consolidated report R$67,711 as advance for future capital increase, coming from its parent company Gafisa. The management has no expectation yet of when the referred increase capital stock of the Company will take place.

Fit Residencial Empreendimentos
Imobiliários Ltda. and Fit Residencial
Empreendimentos Imobiliários Ltda. and
subsidiaries
Notes to the interim financial statements related to the six-month period ending June 30, 2008 and to the financial statements related to the year ending December 31, 2007
In thousands of R$, except when indicated

12 Provision for contingencies and commitments

The Company’s management, based on information from its legal advisors, concluded as to the non-need of constitution of provisions for contingencies on June 30, 2008 and December 31, 2007.

On June 30, 2008, the Company had civil lawsuits involving risks of loss classified by the management as possible in the amount of R$70, based on the evaluation of its legal consultants, for which there is not a constituted provision.

Additionally, the Company undertakes to deliver real estate units to be built in exchange of acquired land. The Company also undertakes to conclude sold units, as well as comply with the laws governing the construction sector, including the obtainment of licenses from proper authorities.

13 Income tax and social contribution

The Company’s tax determination is carried out based on the recognition of results in the proportion of receipt of contracted sales, according to provisions of the Internal Revenue Service by means of Instruction no. 84/79, which is different from the determination of the accounting revenue based on incurred costs versus budgeted cost. The taxation will occur in the average term of two years, considering the receipt term of sales carried out and the conclusion of corresponding works.

On June 30, 2008, the Company has tax losses and negative calculation bases of social contribution in the approximate amount of R$13,623 (R$9,756 - December 31, 2007, unaudited) whose respective values of tax benefit correspond to the amount of R$4,632 (R$3,317 - December 31, 2007). The net tax effect of tax losses and negative basis of Social Contribution on Net Income were not recognized on an accounting basis as assets in its financial statements, due to the non-existence of a profitability history.

Fit Residencial Empreendimentos
Imobiliários Ltda. and Fit Residencial
Empreendimentos Imobiliários Ltda.
and subsidiaries
Notes to the interim financial statements related to the six-month period ending June 30, 2008 and to the financial statements related to the year ending December 31, 2007
In thousands of R%, except when indicated

Below is the reconciliation of the effective nominal rate:

	Parent company		Consolidated

	June 30,	December	June 30,	December
	2008	31, 2007	2008	31, 2007

Loss before income tax and social contribution	(3,409)	(10,809)	(3,028)	(10,645)
Equity in the earnings of subsidiaries and
associated companies
Income tax calculated at a 34% rate	1,159	3,675	1,029	3,619
Income tax and social contribution presumed profit			(396)	(36)
Tax losses (non-recognition of deferred assets)	(1,315)	(3,317)	(1,315)	(3,205)
Equity in the earnings of subsidiaries and
associated companies	(907)	(144)
Temporary differences (tax benefit Normative
Instruction no. 84/79)	1,109		1,109
Other permanent differences	(46)	(214)	(46)	(214)

Expenses with income tax and social contribution			381	164

14 Shareholders’ equity (unsecured liabilities) and advance for future capital increase

(a) Capital stock

On July 21, 2004, there was the initial subscription and payment of the capital stock of Fit Residencial in the amount of R$1 by Gafisa. On December 31, 2007, the capital stock of the Company is R$1, represented by 1,000 quotas in the amount of R$1 each.

(b) Advance for future capital increase

Parent company
and consolidated
on December 31,
2007

Advance for future capital increase - Gafisa	49,806

Fit Residencial Empreendimentos
Imobiliários Ltda. and Fit Residencial
Empreendimentos Imobiliários Ltda.
and subsidiaries
Notes to the interim financial statements related to the six-month period ending June 30, 2008 and to the financial statements
related to the year ending December 31, 2007
In thousands of R$, except when indicated

On January 3, 2008, the Company’s capital stock increase of R$49,815 was approved, going from R$1 to R$49,816 upon the issuance of 49,814,508 new quotas, all of them subscribed in this act by Gafisa and paid up upon capitalization, using the balance of advances for future capital increase in the total amount of R$49,806.

On April 16, 2008, the Company’s capital stock increase of R$26,942 was approved, upon the issuance of 26,941,849 new quotas in the nominal value of R$1, fully subscribed and paid up by means of the utilization of the balance from the advance for future capital increase; thus, the capital stock increased from R$49,816 to R$76,757.

15 Financial instruments

The Company participates in operations involving financial instruments, all registered in equity accounts, which are used to meet its operational needs and reduce exposure to credit, currency and interest rate risks. These risks are managed by means of control policies, specific strategies and determination of limits, as follows:

(a) Considerations about risks

(i) Credit risk

The Company limits its exposure to credit risks connected to banks and financial investments by making its investments in prime financial institutions and with remuneration in short-term bonds.

In relation to accounts receivable, the Company limits its exposure to credit risks by means of sales to a wide client base and continuous credit analyses. Additionally, there is not a loss history given the existence of a real recovery guarantee of its products in cases of default during the construction period.

On June 30, 2008 and December 31, 2007, the Company’s management deemed unnecessary the constitution of provisions to meet possible losses in the recovery of receivables related to real estate already concluded. During this same period, there was no relevant credit risk concentration connected to clients.

Fit Residencial Empreendimentos
Imobiliários Ltda. and Fit Residencial
Empreendimentos Imobiliários Ltda.
and subsidiaries
Notes to the interim financial statements related to the six-month period ending June 30, 2008 and to the financial statements
related to the year ending December 31, 2007
In thousands of R$, except when indicated

(ii) Interest rate risk

The contracted interest rates for financial investments are mentioned in Note 4.

Additionally, as mentioned in Note 7, a substantial portion of the balances maintained with related parties and balances maintained with partners in projects are not subject to financial charges.

(b) Valuation of financial instruments

The main financial instruments (assets) are described below, as well as the criteria for their valuation:

Banks cash account and financial investments

The market value of these assets is not significantly different from values presented in the financial statements (Note 4). The rates agreed reflect normal market conditions.

16 Insurance

Fit Residencial and its subsidiaries maintain insurance on engineering risk, swap guarantee, guarantee of work conclusion and civil liability, related to personal damages of an involuntary character caused to third parties and material damages to tangible assets, as well as for risks of fire, lightning, electrical damages, natural phenomena and gas explosion. The contracted coverage is considered sufficient by the management to cover possible risks on its assets and/or liabilities.

17 Subsequent events

(a) Contingency

In August 2008, the Company placed R$2,000 in judicial, aiming to maintain a judicial discussion of its subsidiary Special Purpose Entity Fit 16 in relation to the ordinary action for annulment of legal business, for which, based on the opinion of its legal consultants, the probability of loss is remote.

Fit Residencial Empreendimentos
Imobiliários Ltda. and Fit Residencial
Empreendimentos Imobiliários Ltda.
and subsidiaries
Notes to the interim financial statements related to the six-month period ending June 30, 2008 and to the financial statements
related to the year ending December 31, 2007
In thousands of R$, except when indicated

(b) Technical guidance of CPC 0-1 - Accounting Pronouncements about Real Estate Development Entities Committee

The Accounting Pronouncements Committee edited as a draft for public hearing orientation with the purpose of clarifying issues which have generated doubts as to the accounting practices adopted by real estate development entities, mainly the following:

(i) formation of the real estate cost, purpose of real estate development;

(ii) expenses with sales commissions;

(iii) expenses with advertising, marketing, promotions and other related activities;

(iv) expenses directly related to the construction of the sales stand and the model apartment, as well as those for acquisition of furniture and the real estate project decoration;

(v) classification in the income statement of the monetary update of the balance of assets resulting from contracts related to unconcluded units;

(vi) classification in the income statement of the monetary update and the interest of accounts receivable from units concluded and delivered;

(vii) physical swaps;

(viii) provision for guarantee;

(ix) registration of the operations of assignment of real estate receivables;

(x) adjustment to present value.

The Company is awaiting the final issuance of the said orientation to then evaluate the possible accounting impacts of its implementation.

Fit Residencial Empreendimentos
Imobiliários Ltda. and Fit Residencial
Empreendimentos Imobiliários Ltda.
and subsidiaries
Notes to the interim financial statements related to the six-month period ending June 30, 2008 and to the financial statements
related to the year ending December 31, 2007
In thousands of R$, except when indicated

(c) Transaction and material information (Tenda S.A.)

On September 1, 2009, Gafisa and Construtora Tenda S.A. ("Tenda") adjusted the corporate integration of activities of Tenda and Fit Residencial, so as to jointly develop activities focused on the low income real estate sector in Brazil.

The aforementioned integration will occur by means of the merger through absorption of Fit Residencial by Tenda, which will continue to operate as a publicly-held company with its shares traded in the Novo Mercado (New Market) of the São Paulo Stock Exchange.

After the merger, Gafisa will hold shares representing 60% of the total and voting capital of Tenda, maintaining the minimum percentage of outstanding shares of Tenda necessary to the permanence of the company in the Novo Mercado (New Market) of the São Paulo Stock Exchange.

The merger is subject to certain conditions for its approval, as well as to corporate approvals provided for by law.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2008

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.